Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

And

Rio Tinto Limited

Commission file No.: 000-20122

Date: 12 November 2007

The following is an e-mail message sent to all employees with a link to the news release, dated November 12, 2007, previously filed.

All BHP Billiton Employees

BHP Billiton’s Proposed Combination with Rio Tinto to Unlock Value

Attached is a link to an announcement made recently to the stock exchanges on which BHP Billiton is listed.

http://bhpbilliton.net/upload/documents/7386/071112%20NR33-

07%20Proposed%20Combination%20with%20Rio%20Tinto.pdf

The announcement outlines a proposal made by BHP Billiton to the Board of Rio Tinto that would see a combination of the two entities to form the world’s premier diversified natural resources company, with a unique portfolio of large-scale, long-life assets.

We believe our proposal would result in a company that could much better meet the growing commodity needs of our customers over the coming decades, than the two companies can do apart.

At a time of people and skill shortages in our industry, combining the two workforces would enable us to draw on an even wider base of skills and expertise than we currently have.

We regard the combination of BHP Billiton and Rio Tinto as the most logical and compelling consolidation opportunity for both companies.

The fit of the two companies in terms of commitment to safety, values, strategy, asset mix and quality, as well as our cultures, is without comparison in the natural resources industry. There are clear benefits for all stakeholders.

BHP Billiton’s Board has sought and continues to seek to engage Rio Tinto’s Board in discussion. To date Rio Tinto has not agreed to these discussions. Given the significance of the proposal and the potential benefit for all shareholders, customers and other stakeholders, BHP Billiton has decided to make public the details of its proposal.

As has already been the case, we expect a great deal of public interest in today’s announcement and you will continue to read and hear a lot of media commentary about it. The reality is that, even if we are successful in pursuing our proposal (and there can be no assurances of this), any transaction will take a considerable time to complete.

Therefore it is imperative that we continue to run our operations and conduct our day to day work in the same professional manner as always. I urge you not to let yourself be distracted from the job at hand and I would like to remind you of the three things that I believe we need to do for success:

1.	be resolute in our focus on safety;

2.	rapidly and sustainably accelerate the rate at which we move product to our customers; and

3.	consistently and effectively commit our efforts to discovering and capturing more resources.

Our overriding objective is, of course, to create superior long-term total returns for our shareholders and these three things that I have outlined are the absolute bedrock of that success.

Most importantly, it is critical that you are not distracted from the need to work safely at all times. Sadly, it is in times of change and stress that accidents are more likely to occur. Nothing is more important than each of you going home safely after every day at work.

Later today I will be making a presentation to the investment community. I will keep you informed of any important developments in relation to the proposal we have disclosed today. However, by the very nature of such a proposal, we will be limited in what we are able to discuss publicly or even internally. I ask you to respect the constraints we are working under.

Marius Kloppers

Chief Executive Officer

Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the “SEC”) certain documents (including possibly a registration statement and prospectus) relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read such documents because they will contain important information. If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

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